Filed by Sempra Energy Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Sempra Energy Registration Statement File No.: 333-252030

NEWS RELEASE

Media Contact:	Linda Pazin
Sempra Energy
(877) 340-8875
media@sempra.com

Financial Contact:	Lindsay Gartner
Sempra Energy
(877) 736-7727
investor@sempra.com

SEMPRA ENERGY LAUNCHES EXCHANGE OFFER FOR PUBLICLY OWNED SHARES OF IENOVA

SAN DIEGO, April 26, 2021 – Sempra Energy (NYSE: SRE) today announced that it has launched its exchange offer to acquire all the outstanding shares of IEnova (Infraestructura Energética Nova, S.A.B de C.V.) not owned by Sempra Energy. As part of the exchange offer, Sempra Energy intends to list its shares of common stock on the Mexican stock exchange (Bolsa Mexicana de Valores, S.A.B de C.V. - “BMV”).

“At Sempra Energy, we are excited to launch the process to list our company’s shares on the BMV,” said Jeffrey W. Martin, chairman and CEO of Sempra Energy. “As part of the Sempra Energy family of companies, IEnova has delivered critical energy infrastructure to the country of Mexico for over two decades, supporting economic growth and the health and prosperity of millions. We look forward to building on that track record of success and collaboration.”

-more-

Sempra Energy Launches Exchange Offer for Publicly Owned … /

In the exchange offer, Sempra Energy is offering to exchange each outstanding IEnova ordinary share that it does not own for 0.0323 shares of Sempra Energy’s common stock. The exchange offer was launched today and is expected to expire at 3 p.m. ET (New York City Time) or 2 p.m. CT (Mexico City Time), on May 24, 2021, unless the offer period is extended.

“We are excited to continue contributing to Mexico’s bright future through our investments in critical energy infrastructure to support economic collaboration, expansion and prosperity in the country,” said Tania Ortiz, CEO of IEnova.

The exchange offer is part of a series of transactions originally announced in December 2020 that are intended to simplify Sempra Energy’s non-utility infrastructure investments under one self-funding platform, Sempra Infrastructure Partners, combining the strengths of Sempra LNG, a leading developer of liquefied natural gas (LNG) export infrastructure, and IEnova, one of the largest private energy companies in Mexico and a leading developer and operator of renewables and natural gas infrastructure in that country. The new platform is expected to create scale, unlock portfolio synergies, highlight value and better position the business for growth. Earlier this month, Sempra Energy announced that it has entered into a definitive agreement to sell a non-controlling, 20% interest in Sempra Infrastructure Partners to KKR for $3.37 billion in cash, subject to adjustments.

About Sempra Energy

Sempra Energy’s mission is to be North America’s premier energy infrastructure company. The Sempra Energy family of companies have more than 19,000 talented employees who deliver energy with purpose to over 36 million consumers. With more than $66 billion in total assets at the end of 2020, the San Diego-based company is the owner of one of the largest energy networks in North America serving some of the world’s leading economies. The company is helping to advance the global energy transition by enabling the delivery of lower-carbon energy solutions in each market it serves, including California, Texas, Mexico and the LNG export market. Sempra Energy is consistently recognized as a leader in sustainable business practices and for its long-standing commitment to building a high-performing culture including safety, workforce development and training, and

Sempra Energy Launches Exchange Offer for Publicly Owned … /

diversity and inclusion. Sempra Energy is the only North American utility sector company included on the Dow Jones Sustainability World Index and was also named one of the “World’s Most Admired Companies” for 2021 by Fortune Magazine. For additional information about Sempra Energy, please visit Sempra Energy’s website at www..sempra.com and on Twitter @SempraEnergy.

About IEnova

IEnova develops, builds and operates energy infrastructure in Mexico. As of the end of 2020, the company has more than 1,400 employees and approximately $10.5 billion in total assets, making it one of the largest private energy companies in the country. IEnova was the first energy infrastructure company to be listed on the Mexican Stock Exchange.

###

Additional Information and Where to Find It

The exchange offer has been submitted to shareholders of Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) for their consideration. In connection with the exchange offer, Sempra Energy has filed a registration statement on Form S-4 (File No. 333-252030) with the U.S. Securities and Exchange Commission (SEC) that includes a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, which registration statement has been declared effective by the SEC, and has filed a prospectus and exchange offer documents with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B de C.V.), which has been approved by the CNBV (such registration statement, the prospectus included therein, and prospectus and exchange offer documents are referred to collectively as the Offer Documents). Shareholders are urged to read the Offer Documents carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the exchange offer or incorporated by reference therein, because they contain important information about the exchange offer and the parties thereto. The Offer Documents are available free of charge at the SEC’s internet website, www..sec.gov, and on the CNBV’s website, www..gob.mx/cnbv. The Offer Documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101.

Neither this press release nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to the Offer Documents and by means of the prospectuses included therein and the related materials filed with the SEC and the CNBV.

Certain Information Concerning Participants

Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 25, 2021.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in any forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this press release. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

Sempra Energy Launches Exchange Offer for Publicly Owned … /

Forward-looking statements in this press release include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this press release, forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “in process,” “under construction,” “in development,” “target,” “outlook,” “maintain,” “continue,” or similar expressions, or when we discuss our guidance, priorities, strategy, goals, vision, mission, opportunities, projections, intentions or expectations.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risks that we may be found liable for damages regardless of fault and that we may not be able to recover costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances or revocations of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects or other transactions on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts if completed, and (iv) obtaining the consent of partners or other third parties; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations, including, among others, those related to the natural gas leak at Southern California Gas Company’s (SoCalGas) Aliso Canyon natural gas storage facility; the impact of the COVID-19 pandemic on our capital projects, regulatory approval processes, supply chain, liquidity and execution of operations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow on favorable terms and meet our substantial debt service obligations; moves to reduce or eliminate reliance on natural gas and the impact of volatility of oil prices on our businesses and development projects; weather, natural disasters, pandemics, accidents, equipment failures, explosions, acts of terrorism, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, failure of foreign governments and state-owned entities to honor their contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access and Community Choice Aggregation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC’s (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director; volatility in foreign currency exchange and interest and inflation rates and commodity prices and our ability to effectively hedge these risks; changes in tax and trade policies, laws and regulations, including tariffs and revisions to international trade agreements that may increase our costs, reduce our competitiveness, or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control.

These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the SEC. These reports are available through the EDGAR system free-of-charge on the SEC’s website, www..sec.gov, and on Sempra Energy’s website, www..sempra.com. Investors should not rely unduly on any forward-looking statements.

Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not the same companies as the California utilities, SDG&E or SoCalGas, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC.

Sempra Energy Launches Exchange Offer for Publicly Owned … /

Website References

None of the website references in this press release are active hyperlinks, and the information contained on, or that can be accessed through, any such website is not, and shall not be deemed to be, part of this document.